UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2009
Commission File Number 000-31212
Metal Storm Limited
(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F   ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes  ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

METAL STORM LIMITED ACN 064 270 006
Equity & Debt Placement Update
BRISBANE, 14 December 2009 — Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm has previously announced the signing of an Equity Subscription Agreement and a Loan Facility Agreement for an investment of US$35 million by Assure Fast Holdings Limited BVI (AFHL).
The first tranche of approximately $2.1 million (US$1.9 million) of equity capital (First Tranche) was initially scheduled to close on 3 November but had been extended subsequently until 7pm on 10 December. The Board gave a formal notice to AFHL on Friday requiring AFHL to remedy its non-compliance with the Subscription Agreement namely, the failure to provide the First Tranche funding.
The Subscription Agreement requires the Company to give AFHL two Business Days from the date of notice to remedy the failure to provide the First Tranche funding. Accordingly the Company will allow that time before any further action on the AFHL Subscription Agreement but reserves its rights. The Company has not yet determined if there is any economic value pursuing those rights.
As previously announced the Company is considering alternative equity arrangements and will advise on that once they are finalised.
ENDS
Company Contact:

Australia

Mr Terry O’Dwyer — Chairman, Metal Storm Limited — Ph: +61 7 3031 1300

Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm

Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

Metal Storm Limited
ACN 064 270 006
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Form 604
Corporations Act 2001
Section 671B
Notice of change of interest of substantial holder

To:	Company Name/ Scheme	Metal Storm Limited

ACN/ARSN		064 270 006
1. Details of substantial holder(1)

Name	James Michael O’Dwyer

ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on	10/12/2009

The previous notice was given to the company on	10/12/2009

The previous notice was dated	10/12/2009
2. Previous and present voting power
The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

	Previous notice		Present notice
Class of securities (4)	Person’s votes	Voting power (5)	Person’s votes	Voting power (5)
Ordinary	106,416,572	14.20%	96,201,774	12.44%
3. Changes in relevant interests
Particulars of each change in, or change in the nature of, relevant interests of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Class and
	Person whose		Consideration	number of
	relevant interest		given in relation	securities	Person’s votes
Date of change	changed	Nature of change (6)	to change (7)	affected	affected
See Annexure ‘A’
4. Present relevant interests
Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

		Person
Holder of		entitled to be
relevant	Registered holder of	registered as	Nature of relevant	Class and number of
interest	securities	holder (8)	interest(6)	securities	Person’s votes
James Michael O’Dwyer	James Michael O’Dwyer	James Michael O’Dwyer	Registered holder of shares	72,501,770 ordinary shares	72,501,770

O’Dwyer Investments Pty Ltd ACN 010 495 315	O’Dwyer Investments Pty Ltd ACN 010 495 315	O’Dwyer Investments Pty Ltd ACN 010 495 315	Registered holder of shares	23,700,004 ordinary shares	23,700,004

5. Changes in association
The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Nil
6. Addresses
The addresses of the person named in this form are as follows:

Name	Address
James Michael O’Dwyer	Unit 162, Admiralty Quays, 32 Macrossan Street, Brisbane
O’Dwyer Investments Pty Ltd ACN 010 495 315	c/o BDO Kendalls, Level 18, 300 Queen Street, Brisbane
Signature

print name	James Michael O’Dwyer	capacity

sign here		date 14/12/09
DIRECTIONS

(1)	If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2)	See the definition of “associate” in section 9 of the Corporations Act 2001.

(3)	See the definition of “relevant interest” in section 608 and 671B(7) of the Corporations Act 2001.

(4)	The voting shares of a company constitute one class unless divided into separate classes.

(5)	The person’s votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6)	Include details of:
(a)	any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b)	any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).
See the definition of “relevant agreement” in section 9 of the Corporations Act 2001.

(7)	Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its association in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8)	If the substantial holder is unable to determine the identity of the person (eg, if the relevant interest arises because of an option) write “unknown”.

(9)	Give details, if appropriate, of the present association and any change in that associate since the last substantial holding notice.

Metal Storm Limited
ACN 064 270 006
Annexure ‘A’ to ASIC Form 604

This is the Annexure ‘A’ of 2 pages referred to in number 3 of the ASIC Form 604 signed and dated 14 December 2009.

	Person whose		Consideration given
	relevant interest		in relation to	Class and number of	Person’s votes
Date of Change	Changed	Nature of Change (6)	change (7)	securities affected	affected
			AUD$	Common Stock	Common Stock
07/12/2009	James Michael
	O’Dwyer	Market Disposition	$0.028	655,870	655,870
07/12/2009	James Michael
	O’Dwyer	Market Disposition	$0.027	550,000	550,000
07/12/2009	James Michael
	O’Dwyer	Market Disposition	$0.026	500,000	500,000
07/12/2009	James Michael
	O’Dwyer	Market Disposition	$0.026	750,000	750,000
07/12/2009	James Michael
	O’Dwyer	Market Disposition	$0.026	700,000	700,000
07/12/2009	James Michael
	O’Dwyer	Market Disposition	$0.027	650,000	650,000
07/12/2009	James Michael
	O’Dwyer	Market Disposition	$0.027	73,928	73,928
07/12/2009	James Michael
	O’Dwyer	Market Disposition	$0.027	420,000	420,000
04/12/2009	James Michael
	O’Dwyer	Market Disposition	$0.023	675,000	675,000
04/12/2009	James Michael
	O’Dwyer	Market Disposition	$0.023	750,000	750,000
04/12/2009	James Michael
	O’Dwyer	Market Disposition	$0.023	400,000	400,000
04/12/2009	James Michael
	O’Dwyer	Market Disposition	$0.024	450,000	450,000
04/12/2009	James Michael
	O’Dwyer	Market Disposition	$0.023	400,000	400,000
04/12/2009	James Michael
	O’Dwyer	Market Disposition	$0.022	450,000	450,000
04/12/2009	James Michael
	O’Dwyer	Market Disposition	$0.023	420,000	420,000
04/12/2009	James Michael
	O’Dwyer	Market Disposition	$0.022	1,000,000	1,000,000
04/12/2009	James Michael
	O’Dwyer	Market Disposition	$0.021	220,000	220,000
04/12/2009	James Michael
	O’Dwyer	Market Disposition	$0.023	600,000	600,000
04/12/2009	James Michael
	O’Dwyer	Market Disposition	$0.023	550,000	550,000
Total				10,214,798	10,214,798

James Michael O’Dwyer

Appendix 3B
New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
     Metal Storm Limited
ABN
     99 064 270 006
We (the entity) give ASX the following information.
Part 1 — All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1.	Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1.	28,625 Ordinary Shares issued on exercise of unquoted options

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1.	Fully paid ordinary shares issued pursuant to exercise of unquoted options

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?		Yes

If the additional securities do not rank equally, please state:

• the date from which they do

• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	1. $0.001 per share pursuant to exercise of unquoted options

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	a)	Ordinary shares issued in accordance with terms and conditions of the unquoted options

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 11 December 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	773,082,922 109,471,371 33,040,799	Ordinary Shares Secured Conv. Notes Interest Bearing Conv. Notes

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 2

Appendix 3B
New issue announcement

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	90,371,873	Unquoted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A
Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or sub-registers) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 3

Appendix 3B
New issue announcement

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 4

Appendix 3B
New issue announcement

Part 3 — Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities
(tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+      See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 5

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

• the date from which they do

• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+      See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 6

Appendix 3B
New issue announcement

Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.
3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.
4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 15 December 2009
(Director / Company Secretary)

Print name:	Peter Ronald Wetzig

+      See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 7

METAL STORM LIMITED ABN 99 064 270 006
Unquoted Options
The outstanding balance at 15 December 2009 is represented by:

	Exercise
Expiry Date	Price	Number of Options
31-Dec-09	$0.400	150,000
18-Mar-10	$0.400	20,000
31-Mar-10	$0.400	200,000
21-Jun-10	$0.400	578,750
24-Jun-10	$0.400	1,990,000
30-Jun-10	$0.400	200,000
30-Sep-10	$0.400	200,000
31-Dec-10	$0.400	218,750
31-Mar-11	$0.400	193,750
28-Apr-11	$0.400	940,000
30-Jun-11	$0.400	818,750
2-Jul-11	$0.010	5,000,000
30-Sep-11	$0.400	125,000
27-Oct-11	$0.400	506,250
31-Dec-11	$0.400	193,750
8-Mar-12	$0.180	1,000,000
31-Mar-12	$0.400	193,750
30-Jun-12	$0.400	193,750
24-Sep-12	$0.001	76,949,373
30-Sep-12	$0.400	193,750
31-Dec-12	$0.400	168,750
31-Mar-13	$0.400	168,750
30-Jun-13	$0.400	168,750

		90,371,873

METAL STORM LIMITED ACN 064 270 006
Equity & Debt Placement Update
BRISBANE, 16 December 2009 — Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm has previously announced the signing of an Equity Subscription Agreement and a Loan Facility Agreement for an investment of US$35 million by Assure Fast Holdings Limited BVI (AFHL).
The first tranche of approximately $2.1 million (US$1.9 million) of equity capital (First Tranche) was initially scheduled to close on 3 November but had been extended subsequently until 7pm on 10 December. The Board gave a formal notice to AFHL on last Friday requiring AFHL to remedy its non-compliance with the Subscription Agreement namely, the failure to provide the First Tranche funding.
That failure was not remedied by the expiry of the notice period and accordingly the Company is entitled to terminate the Subscription Agreement. Metal Storm reserves its rights with regard to the breach. The Company considers a successful completion of the Subscription Agreement by AFHL to be unlikely and it will now pursue the alternative equity opportunity, which is progressing in accordance with earlier Announcements.
Separately, the Company is pleased to confirm that the Company has now entered into a formal Subscription Agreement with a private investor, committing to an equity placement of $200,000 by close of business on Friday this week, followed by a further $300,000 on or before 5th January 2010.
ENDS
Company Contact:

Australia

Mr Terry O’Dwyer — Chairman, Metal Storm Limited — Ph: +61 7 3031 1300

Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

Metal Storm Limited
ACN 064 270 006
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED ACN 064 270 006
Convertible Note Interest Payment
Brisbane, AUSTRALIA — 16 December 2009: Metal Storm Limited (ASX trading code: MST and OTC ticker symbol: MTSX).
Metal Storm Limited advises that the payment of interest on Convertible Notes for the period 1 October 2009 to 31 December 2009 will occur as follows:

Event		Date
1.	Record date to identify the Note Holders entitled to receive interest payments on the Convertible Notes (determined in accordance with the Listing Rules)	24 December 2009

2.	Interest payment date	31 December 2009
Interest is payable at 10% per annum.
The interest payment for this period is 0.34027 cents for each Convertible Note.
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTCBB ticker symbol: MTSX
Company Contact:
Peter Wetzig — Company Secretary, Metal Storm Limited — Ph: +61 (0) 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia, with an office in Arlington, Virginia. Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system. Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED ACN 064 270 006
Share Placement
BRISBANE, Friday, 18 December 2009 — Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
On 16 December Metal Storm announced that it had entered into a formal Subscription Agreement with a private investor, committing to an equity placement of $200,000 by close of business on Friday this week, followed by a further $300,000 on or before 5 January 2010.
The Company is pleased to confirm that the investor has today remitted $300,000 to Metal Storm, comprising the $200,000 originally agreed plus an advance of $100,000 on the amount originally expected on 5 January. The Company will be issuing 18,750,000 ordinary shares shortly. The remaining $200,000 is now expected on 5 January, 2010, or earlier at the investor’s option.
ENDS
Company Contact:
Australia
Mr Terry O’Dwyer — Chairman, Metal Storm Limited — Ph: +61 7 3031 1300
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED ACN 064 270 006
Notice under Section 708A(5)(e)
of the Corporations Act
Brisbane, Australia — Friday, 18 December 2009: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
On 18 December 2009, Metal Storm Limited (Company) issued 18,750,000 fully paid ordinary shares (Shares).
The Company relies on case 1 in section 708A (5) of the Corporations Act 2001 (Act) in respect of the issue of the Shares.
The Company gives notice under paragraph (5)(e) of section 708A of the Act that:
1.	The Company issued the Shares without disclosure to the investor under Part 6D.2 of the Act;

2.	As at the date of this notice the Company has complied with:
a.	The provisions of Chapter 2M of the Act (as applicable to the Company); and

b.	Section 674 of the Act; and
3.	As at the date of this notice there is no excluded information (as defined in section 708A (7) of the Act) which is required to be disclosed by the Company.
This notice is given pursuant to a resolution of Directors.
For and on behalf of the Board of Directors of
METAL STORM LIMITED
PETER R WETZIG
Company Secretary

Metal Storm Limited
ACN 064 270 006
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST

Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Appendix 3B
New issue announcement

300Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
     Metal Storm Limited
ABN
     99 064 270 006
We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. Ordinary Shares 2. Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 26,064 Ordinary Shares issued on exercise of unquoted options 2. 18,750,000 Ordinary Shares issued pursuant to Subscription Agreement

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1. Fully paid ordinary shares issued pursuant to exercise of unquoted options 2. Fully paid ordinary shares issued pursuant to Subscription Agreement

+     See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state:	Yes

• the date from which they do

• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	1. $0.001 per share pursuant to exercise of unquoted options 2. $0.016 per share pursuant to Subscription Agreement

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Ordinary shares issued in accordance with terms and conditions of the unquoted options 2. Ordinary shares issued in accordance with terms and conditions of the Subscription Agreement

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 18 December 2009 2. 18 December 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	791,858,986 109,471,371 33,040,799	Ordinary Shares Secured Conv. Notes Interest Bearing Conv. Notes

+     See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 2

Appendix 3B
New issue announcement

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	90,345,809	Unquoted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A
Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or sub-registers) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

+     See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 3

Appendix 3B
New issue announcement

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

+     See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 4

Appendix 3B
New issue announcement

Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+     See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 5

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state:

• the date from which they do

• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+     See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 6

Appendix 3B
New issue announcement

Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.
3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 18 December 2009
(Director / Company Secretary)

Print name:	Peter Ronald Wetzig

+     See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 7

METAL STORM LIMITED ABN 99 064 270 006

Unquoted Options
The outstanding balance at 18 December 2009 is represented by:

Expiry Date	Exercise Price	Number of Options
31-Dec-09	$0.400	150,000
18-Mar-10	$0.400	20,000
31-Mar-10	$0.400	200,000
21-Jun-10	$0.400	578,750
24-Jun-10	$0.400	1,990,000
30-Jun-10	$0.400	200,000
30-Sep-10	$0.400	200,000
31-Dec-10	$0.400	218,750
31-Mar-11	$0.400	193,750
28-Apr-11	$0.400	940,000
30-Jun-11	$0.400	818,750
2-Jul-11	$0.010	5,000,000
30-Sep-11	$0.400	125,000
27-Oct-11	$0.400	506,250
31-Dec-11	$0.400	193,750
8-Mar-12	$0.180	1,000,000
31-Mar-12	$0.400	193,750
30-Jun-12	$0.400	193,750
24-Sep-12	$0.001	76,923,309
30-Sep-12	$0.400	193,750
31-Dec-12	$0.400	168,750
31-Mar-13	$0.400	168,750
30-Jun-13	$0.400	168,750

		90,345,809

Table of Contents
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: December 18, 2009	By:	/s/ Peter Wetzig
		Name:	Peter Wetzig
		Title:	Company Secretary